EATON & VAN WINKLE LLP
Three Park Avenue, 16th floor
New York, NY 10016

February 10, 2012

Mr. John Reynolds
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re: Target Acquisitions I, Inc.
Form 8-K/A
Filed January 6, 2012
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed May 10, 2011
File No. 000-53328

Dear Mr. Reynolds:

On behalf of our client, Target Acquisitions I, Inc., a Delaware corporation (the “Company”), we request an extension of an additional ten business days to respond to the staff’s comment letter dated January 25, 2012, with respect to the Company’s Form 8-K/A filed January 6, 2012.

 Although we and the individuals at the Company who we believe are in a position to provide us with the information necessary to respond to the questions posed by the comment letter have begun to prepare a response, we have been unable to obtain all of the information necessary to respond to the comment letter and coordinate the response due to the annual New Year’s holidays in China.  Now that everyone has returned to work, we expect that we and the individuals at the Company will be able to respond to the comment letter and file an amendment to the Form 8-K within the next ten business days.

Very truly yours,

/s/ Vincent J. McGill

Vincent J. McGill

cc:	Ronald E. Alper Pamela Howell, Esq. James Giugliano Brian K. Bhandari